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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                             (AMENDMENT NO. 10)(1)


                             HELEN OF TROY LIMITED
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                                (Name of Issuer)


                          Common shares, $.10 par value
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                         (Title of Class of Securities)


                                   G4388N106
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                                 (CUSIP Number)


    Gerald J. Rubin, 6827 Market Ave., El Paso, Texas, 79915 (915) 779-6363
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 26, 1998
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            (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                             (Page 1 of     Pages)




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    (1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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SCHEDULE 13D                       FORMS                                  7060
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CUSIP NO. G4388N106                   13D        PAGE   2   OF   4   PAGES
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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Gerald J. Rubin                           S.S.# ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)[ ]
    N/A                                                                  (b)[ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    N/A
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(c)                                                   [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           4,539,922
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          N/A
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    4,539,922
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    N/A
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,539,922
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.4%
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14   TYPE OF REPORTING PERSON*

                    IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.          Security and Issuer

            The class of securities to which this statement relates is the common shares, par value $.10 per share (the "Stock"), of Helen of Troy Limited, a Bermuda company, (the "Company") whose address is Clarendon House, Church Street, Hamilton, HM CS, Bermuda.

Item 2.          Identity and Background

            (a). This statement is being filed by Mr. Gerald J. Rubin

            (b). Mr. Rubin's address is 6827 Market Avenue, El Paso, Texas 79915

            (c). Mr. Rubin is currently Chairman and Chief Executive Officer of the Company

            (d). During the last five years Mr. Rubin has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

            (e). During the last five years, Mr. Rubin was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f). Mr. Rubin is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

            On August 26, 1998, Mr. Rubin had 100,000 stock options vest, which entitles him to purchase 100,000 common shares of Helen of Troy Limited. The stock options were granted pursuant to the Company's 1994 Stock Option and Restricted Stock Plan.

Item 4.          Purpose of Transaction

            Mr. Rubin intends to hold the 100,000 stock options which vested on August 26, 1998 under the Company's 1994 Stock Option and Restricted Stock Plan for purposes of investment. Mr. Rubin has no plans or proposals which relate to Items 4 (a) through (j) of Schedule 13D.

Item 5.          Interest in Securities of the Issues

            (a). Mr. Rubin is the beneficial owner of 4,539,922 shares of the stock, of which 1,300,000 shares are available for acquisition pursuant to vested options. The aggregate beneficial shares owned by Mr. Rubin represents 15.4% of the Company's issued and outstanding stock.



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            (b). Mr. Rubin retains sole voting and investment power for all beneficially owned shares.

            (c). Not Applicable

            (d). No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e). Not applicable

Item 6. Contracts, arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            As identified in Item 5, Mr. Rubin is the beneficial owner of 1,300,000 shares which are available for acquisition through vested options pursuant to the Company's 1994 Stock Option and Restricted Stock Plan.

Item 7.          Material to Be Filed as Exhibits

            None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 4, 1998                                /s/ GERALD J. RUBIN
-----------------                               --------------------------------
      Date                                      Signature

                                                Gerald J. Rubin
                                                Chairman and Chief Executive
                                                Officer





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